Exhibit 99.1
China Yuchai International Limited Appoints New CFO as Director;
previous CFO resigns as Director
Singapore, Singapore — December 4, 2007 — China Yuchai International Limited (NYSE: CYD; “China Yuchai” or the “Company”), the leading manufacturer and distributor of diesel engines in China, today announced the appointment of Mr. Ho Tuck Chuen, its new Chief Financial Officer, as a director of the Company with effect from December 3, 2007. Mr. Ho Tuck Chuen was appointed as the Company’s Chief Financial Officer on October 24, 2007 and began his duties on November 15, 2007.
The Company also announced the resignation of Mr. Philip Ting Sii Tien, its previous CFO, as a director of the Company with effect from December 3, 2007. The Board of Directors wishes to thank Mr. Philip Ting for his services and contributions to the Company as a director. Mr. Ting will continue with his full-time role as the Group Chief Financial Officer for Hong Leong Asia Limited, the holding company of China Yuchai.
The Company’s directors and executive officers as of December 3, 2007 are set forth below:

Name	Position
TEO Tong Kooi	President and Director
GAO Jia Lin	Vice President and Director
GAN Khai Choon	Director
KWEK Leng Peck	Director
NEO Poh Kiat	Director
TAN Aik-Leang	Director
HO Tuck Chuen	Director and Chief Financial Officer
Matthew RICHARDS	Director
YAN Ping	Director
ZHANG Shi Yong	Director
Sheila MURUGASU(1)	General Counsel
Ira Stuart OUTERBRIDGE III	Secretary

(1)	With effect from December 10, 2007, Ms. Deborah Foo Shing Mei will be the new General Counsel of the Company.
About China Yuchai International Limited
China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“Yuchai”), engages in the manufacture, assembly, and sale of a wide array of light-duty, medium-sized and heavy-duty diesel engines for construction equipment, trucks, buses, and cars in China. Yuchai also produces diesel power generators, which are primarily used in the construction and mining industries. With over 30 regional sales offices and 460 authorized customer service centers, the Company distributes its diesel engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, Yuchai has established a reputable brand name, strong research & development team and significant market share in China with high-quality products and reliable after-sales support. In 2006, Yuchai sold approximately 284,000 diesel engines and was consistently ranked No. 1 in unit sales by China Association of Automobile Manufacturers.

Safe Harbor Statement
This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe,” “expect,” “anticipate,” “project,” “targets,” “optimistic,” “intend,” “aim,” “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. These forward-looking statements are based on current expectations or beliefs, including, but not limited to, statements concerning the Company’s operations, financial performance and, condition. For this purpose, statements that are not statements of historical fact may be deemed to be forward-looking statements. The Company cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors, including those discussed in the Company’s reports filed with the Securities and Exchange Commission from time to time. The Company specifically disclaims any obligation to update the forward-looking information in the future.
For more information, please contact:

Kevin Theiss / Dixon Chen The Global Consulting Group
Tel: Email:	+1-646-284-9409 ktheiss@hfgcg.com dchen@hfgcg.com